02045618

RECEIVED JUL 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 1-12372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees' Savings and Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.
Five Garret Mountain Plaza
West Paterson, New Jersey 07424

This Annual Report, including exhibits, contains 21 pages, numbered sequentially, including this cover page. The exhibit index is on page 19.

Item 4.

REQUIRED INFORMATION

Financial Statements and Exhibits:

	Page
Report of Independent Certified Public Accountants	3
Independent Auditors' Report	4
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	5
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000	6
Notes to Financial Statements	7
Supplemental Schedules:	
Schedule H, Line 4 (i) –Schedule of Assets Held for Investment Purposes as of December 31, 2001.	16
Schedule H, Line 4 (j) –Schedule of 5% Reportable Transactions for the year ended December 31, 2001	17

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Cytec Employees' Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes as of December 31, 2001 and 5% reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Edison, New Jersey
June 28, 2002

399 Thornall Street
Edison, NJ 08837
T 732.516.5500
F 732.516.5502
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Independent Auditors' Report

Plan Administrator
Cytec Employees' Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
June 21, 2001

CYTEC EMPLOYEES' SAVING AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Marketable investments at fair value	$312,643,060	$367,716,724
Loans to members	4,731,820	4,861,280
Receivables:		
Members' contributions	1,070,746	1,032,394
Company contributions	430,366	3,546,825
Total receivables	1,501,112	4,579,219
Total net assets available for benefits	$318,875,992	$377,157,223

The accompanying Notes are an integral part of these statements.

CYTEC EMPLOYEES' SAVING AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2001	2000
Contributions:		
Members	$14,851,298	$13,347,322
Company	5,715,671	7,508,559
Total Contributions	20,566,969	20,855,881
Other Receipts:		
Assets Transferred in	-	1,839
Rollovers	324,394	258,261
Miscellaneous	9,407	11,502
	333,801	271,602
Interest on Loans to Members	403,954	397,655
Earnings:		
Interest and Dividends	8,002,897	11,060,548
Net Appreciation (Depreciation) in Fair Value of Investments	(54,891,193)	47,407,333
Subtotal	(46,888,296)	58,467,881
Less: Benefits Principally Paid to Participants	32,697,659	35,631,032
Increase (decrease) in net assets available for benefits	(58,281,231)	44,361,987
Net assets available for benefits at beginning of year	377,157,223	332,795,236
Net assets available for benefits at end of year	$318,875,992	$377,157,223

The accompanying Notes are an integral part of these statements.

CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation and Accounting Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to profit sharing plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the market values of investments. Actual results could materially differ from those estimates.

(b) Marketable Investments

Direct investments by the Cytec Employees' Savings and Profit Sharing Plan Trust ("the Trust") in securities traded on national securities exchanges (solely Cytec Industries Inc. common stock) are valued at the year-end quoted closing market price. The values of other marketable investments and of investments in the Trustee's commingled trust funds are determined by the Trustee based upon estimated market values of the underlying investments held by the "Vanguard" funds.

The Interest Income Fund is valued at its fair value. The underlying investment contracts provide for both fixed and variable interest rates and return of principal over various periods of time dependent on contract terms. Interest is earned through the date of the final principal payment.

Securities transactions are recorded on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Realized gains and losses on securities transactions are calculated based upon the average cost of the securities sold.

(c) Recent Accounting Pronouncements

The Plan adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as of January 1, 2001. SFAS 133 requires all derivative instruments, including guaranteed investment contracts ("GICs") and synthetic GICs to be recorded in the Statement of Net Assets Available for Benefits at fair value. The Plan does not hold or issue derivative financial instruments for trading purposes. Changes in the fair value of derivative instruments are recognized periodically in income.

(2) **Plan Description**

(a) **Organization**

The Plan was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

For a more complete description of the Plan provisions, participants should refer to the Plan Document.

(b) **Employee Contributions**

Participating employees may contribute to the Plan after the first of the month following their one month anniversary (as defined in the plan), through payroll deductions, 1% to 15% (subject to IRS limitations) of such member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Beginning January 2002 employees may contribute 1% to 25% (subject to IRS limitations) of earnings.

Member contributions may be invested in (i) the Interest Income Fund, (ii) Vanguard International Growth Portfolio (of the Vanguard World Fund), (iii) Vanguard LIFEStrategy Portfolios' Growth Portfolio (of the Vanguard STAR Fund), (iv) Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio (of the Vanguard STAR Fund), (v) Vanguard Explorer Fund, (vi) Vanguard Balanced Index Fund, (vii) the Vanguard Index Trust-500 Portfolio and (viii) the Cytec Stock Fund. Effective January 1, 2001, the Vanguard Total Bond Market Index Fund and the Vanguard PRIMECAP Fund were added to the list of investment options. The VMMR Prime Portfolio Fund functions as a holding mechanism for forfeitures or other items not yet offset by future sponsor contributions.

Members may elect to make before-tax contributions which defer federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

The Plan accepts eligible rollover contributions from eligible members. If a member has been a participant in a plan which meets the requirements of Section 401 of the Internal Revenue Code or covered by a trust qualified under Section 501 of the Internal Revenue Code with a previous employer, that member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

(c) **Employer Contributions**

Prior to January 1, 2001, matching contributions were made by the Company in amounts equal to 75% of most members' contributions up to the first 4% of the member's earnings, as defined, ("Matched Contributions"). For a members' contribution exceeding the aforementioned limits ("Unmatched Contributions"), there were no employer matching contributions. To be eligible for a Company matching contribution, a Plan member must have completed one year of service, as defined in the plan.

Beginning January 2001, matching contributions made by the Company are equal to 100% of most salaried members' contributions up to the first 3% of the member's earnings and 50% of members' contributions up to the next 2% of the members' earnings. Union members continue to receive matching contribution under the pre-January 1, 2001 formula. For a members' contribution exceeding the aforementioned limits ("Unmatched Contributions"), there are no employer contributions. Beginning January 2001, the definition of plan eligible compensation for all employees, for the purposes of employee contributions and matched contributions has changed to "all pay" as defined by the IRS.

In addition to matching contributions, if the Company's net after-tax earnings available to common stockholders meets or exceeds a defined formula, the Company may make an additional profit sharing contribution. Beginning in 2001, the amount of profit sharing is based on the change in fully diluted earnings per share.

To be eligible for a Company profit sharing contribution, a Plan member must have been an active employee on December 31 of the respective year and have one year of service. Profit sharing contributions of $0 and $3,230,059 were earned in 2001 and 2000, respectively. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of eligible members during the early part of the following year. Eligible pay for profit sharing purposes continues to be annualized base pay on September 1st in the year for which the contribution is being made.

All Company matching contributions for plan participants are invested in the Cytec Stock Fund, which invests in Cytec Industries Inc. common stock. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the member.

Members who are at least age 58, can reallocate Company matching contributions invested in the Cytec Stock Fund at a cumulative rate of 20% per year to any other investment option offered under the Plan. Additionally, members who are at least age 62 and have five years of service, may reallocate up to 100% of Company matching contributions invested in the Cytec Stock Fund. Beginning January 1, 2001, the aforementioned age requirements were changed to at least 55 and 60, respectively.

(d) **Number of Participants**

The number of participants invested in each fund at December 31, 2001 and 2000 were

	2001	2000
Cytec Stock Fund	3,462	3,402
Interest Income Fund	2,429	2,429
Vanguard Balanced Index Fund	1,367	1,419
Vanguard Index Trust 500 Portfolio	2,181	2,222
Loan Fund	723	790
Vanguard LIFEStrategy Portfolios' Growth Portfolio	761	740
Vanguard Explorer Fund	872	821
Vanguard International Growth Portfolio	578	592
Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio	395	341
Vanguard Prime Money Market	3	1
Vanguard PRIMECAP Fund	250	-
Vanguard Total Bond Market Index Fund	149	-

(e) **Vesting**

All units representing employee contributions and earnings or losses thereon are fully vested at all times. Beginning January 1, 2001, the Company match and profit sharing contributions vest immediately for all employees. Prior to January 1, 2001, units representing Company match and profit sharing contributions and earnings or losses thereon vested at the rate of 20% for each year of service (as defined in the Plan), including years of service with the Company's former parent, American Cyanamid Company ("Cyanamid") as well as service with any entity in which Cytec has an interest of 50% or more which does not constitute a participating company provided there is less than a 30 day break in service between companies. After being credited with five years of service, a member is vested in all past and future Company match and profit sharing contributions pertaining to his or her account, including all earnings or losses thereon. Units representing Company match and profit sharing contributions and earnings or losses thereon vest immediately to a member in case of death, retirement, as defined in the Plan, at or after age 60, or total and permanent disability.

(f) **Withdrawals**

During employment, a member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and vested employer contributions and earnings or losses thereon, subject to certain restrictions. Vested employer contributions may not be withdrawn earlier than 24 months after being contributed. Withdrawals of employee before-tax contributions preclude the member from making contributions to the Plan or from receiving further normal employer contributions under the Plan for various periods of time, as defined in the Plan document, unless the participant has attained age 59 1/2. Beginning January 1, 2001, employer matching contributions earned on or after January 1, 2001 are no longer eligible to be withdrawn unless the member has attained age 59 ½.

(g) **Benefit Payments**

Upon termination of employment, a member's vested values under the Plan may be distributed in any one of four ways: lump-sum distribution, single life annuity, joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code). Upon the death of an active member, such member's vested value under the Plan can be distributed in any one of three ways: lump sum distribution, single life annuity, or monthly payments up to 360 months. Annuity payments and monthly payments commence as soon as practicable following a request from the participant.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

- The calendar year in which the participant attains 70 1/2 years of age (provided that such participant has retired from service with the Company) or;
- The calendar year in which the participant retires from service with the Company.

(h) **Loan Provisions**

Eligible participants may borrow up to fifty percent of the value of employee account balances, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the member's option. Loans for all other purposes must be repaid in one to five years, at the member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2001, the applicable loan rates ranged from 6% to 10 ½% and in 2000, the applicable loan rates ranged from 9 ½% to 10 ½%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the employee are credited back to the employee's account.

(3) **Fund Management**

Under the terms of a trust agreement dated January 1, 1994, the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended). All transactions qualify as party-in-interest transactions. Fees for the investment management services are borne by the Company, and were not significant for the years ended December 31, 2001 and 2000.

The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4) **Participant and Non-Participant Directed Funds**

All funds are participant directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, that participants who are at least age 55 (58 prior to January 1, 2001) may elect an investment change with regards to the matching contributions, subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are also directed by the participants. If no fund is specified, the profit sharing contributions are invested in the Interest Income Fund and can be redirected to another fund at the discretion of the participant.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001	December 31, 2000
Cytec Stock Fund	$29,896,210	$40,510,452

	Year Ended December 31, 2001	Year Ended December 31, 2000
Balance at beginning of year	$40,510,452	$22,365,670
Changes in Net Assets Available for Benefits:		
Contributions	5,737,689	4,441,224
Net appreciation (depreciation)	(13,391,269)	16,786,125
Benefits paid to participants	(2,597,564)	(2,364,949)
Transfer to participant directed investments	(347,773)	(317,228)
Miscellaneous	(15,325)	(400,390)
Balance at end of year	$29,896,210	$40,510,452

(5) **Distributions and Forfeitures**

Forfeitures of non-vested employer contributions are used to reduce employer contributions. Forfeitures amounted to $172,526 and $110,602 in 2001 and 2000, respectively.

(6) **Plan Expenses**

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts are deducted from the values of the contracts.

(7) **Plan Termination**

The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. Upon termination of the Plan or upon complete discontinuance of employer contributions, all of the units in member accounts that are attributable to employer contributions or net income thereon would become immediately vested.

(8) **Tax Status of the Plan**

The Internal Revenue Service issued a determination letter on June 1, 1998 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and, therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan Document and remain qualified under the applicable provisions of the Internal Revenue Code.

(9) **Fair Value of Financial Instruments**

The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature and involve uncertainties and matters of judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of individual mutual fund objectives, stock markets, interest rates, economic conditions and world affairs.

The estimated fair market value of the investment funds are determined by use of market prices determined by the Plan Trustee. The carrying amount of the Interest Income Fund is considered to approximate fair value.

The fair value of the Plan's participant and non-participant directed funds at December 31, 2001 and 2000 were as follows:

	2001	2000
Cytec Stock Fund	$82,759,614	$127,752,041
Interest Income Fund	94,605,004	91,753,683
Vanguard Balanced Index Fund	28,832,895	33,364,680
VMMR Prime Portfolio Fund	7,767	118,458
Vanguard Index Trust 500 Portfolio	65,564,202	78,075,988
Vanguard International Growth Portfolio	5,630,414	7,139,395
Vanguard LIFEStrategy Portfolios' Growth Portfolio	9,881,879	10,403,830
Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio	4,641,538	4,943,093
Vanguard Explorer Fund	14,264,071	14,165,556
Vanguard PRIMECAP Fund	2,655,801	-
Vanguard Total Bond Market Index Fund	3,799,875	-
	$312,643,060	$367,716,724

The loans to participants and receivable balances as recorded in the 2001 and 2000 Statement of Net Assets Available for Benefits approximate the fair values.

The Interest Income Fund is intended to provide fixed income with minimal risk. Contributions to the Interest Income Fund are invested primarily in contracts with insurance companies and other financial institutions guaranteeing an annual effective interest rate for specified periods. Investments in these contracts are included in the financial statements at fair value, as reported to the Trustee by the financial institutions. The financial institutions guarantee the interest rate for the life of the contracts. The Interest Income Fund's yield was 6.09% and 6.30% for 2001 and 2000, respectively. The amounts remitted to the financial institutions for contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the financial institutions.

Investments in the Interest Income Fund at December 31, 2001 and 2000 were:

	2001	2000
Bayerische Landesbank	$ -	$3,088,735
AIG Financial	9,537,546	4,038,781
American International Life Assurance	3,649,049	3,648,374
CDC Capital	5,820,294	11,418,879
John Hancock Mutual	4,168,608	3,889,716
Life of Virginia	4,151,802	3,931,630
Massachusetts Mutual Life Insurance	6,273,724	5,855,516
Metropolitan Life Insurance	736,978	2,703,058
NatWest Markets	4,673,898	4,395,131
New York Life Insurance	5,557,805	5,185,280
Rabobank	9,321,273	8,669,005
State Street Bank	11,149,631	10,527,116
UBS Warburg	16,803,867	15,792,628
Vanguard Federal Money Market	4,190,626	8,609,834
Vanguard Retirement Savings Trust	8,569,903	-
	$94,605,004	$91,753,683

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value by ($54,891,193) and $47,407,333 respectively, as follows:

	2001	2000
Cytec Stock Fund	($39,540,908)	$62,387,420
Interest Income Fund	(7)	(8)
Vanguard Balanced Index Fund	(1,990,395)	(1,965,879)
Vanguard Index Trust 500 Portfolio	(9,984,881)	(8,403,553)
Vanguard International Growth Portfolio	(1,493,980)	(1,245,928)
Vanguard LIFEStrategy Portfolios' Growth Portfolio	(1,161,348)	(951,410)
Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio	(215,479)	(130,405)
Vanguard Explorer Fund	(177,157)	(2,282,904)
Vanguard PRIMECAP Fund	(328,388)	-
Vanguard Total Bond Market Index Fund	1,350	-
	($54,891,193)	$47,407,333

(10) **Commitments and Contingencies**

The Plan is subject to claims and suits in the ordinary course of business. Management believes that the ultimate resolution of all such proceedings will not have a material adverse effect on the Plan.

CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
Schedule H, Line 4 (i)
Schedule of Assets Held for Investment Purposes
As of December 31, 2001

Description	Fair Value
Vanguard Index Trust 500 Portfolio*	$65,564,202
Vanguard Balanced Index Fund*	28,832,895
Vanguard Explorer Fund*	14,264,071
Vanguard International Growth Portfolio*	5,630,414
Vanguard LifeStrategy Portfolios' Conservative Growth Portfolio*	4,641,538
Vanguard LifeStrategy Portfolios' Growth Portfolio*	9,881,879
Vanguard Prime Money Market*	7,767
Vanguard PRIMECAP Fund*	2,655,801
Vanguard Total Bond Market Index Fund*	3,799,875
Cytec Stock Fund*	82,759,614
Loan Fund*	4,731,820
Interest Income Fund*	94,605,004
	$317,374,880

* Party-in-interest

CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
Schedule H, Line 4 (j) Schedule of 5% Reportable Transactions
For the Year Ended December 31, 2001

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Net Gain or Loss
The Vanguard Group	Cytec Stock Fund	22,865,294	N/A	N/A	N/A
The Vanguard Group	Cytec Stock Fund	N/A	28,317,636	22,989,377	5,328,259

Exhibit:

23.1 Consent of Grant Thornton LLP
23.2 Consent of KPMG LLP

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees' Savings and Profit Sharing Plan

By: J. E. Marosits
Joseph E. Marosits
Plan Administrator

June 28, 2002

EXHIBIT INDEX

23.1 Consent of Grant Thornton LLP
23.2 Consent of KPMG LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Cytec Industries Inc.

We hereby consent to incorporation by reference in the registration statements (Nos. 33-80710, 33-83576, 33-85666, 333-11121, 333-62287 and 333-45577) on Form S-8 and (No. 333-3808, 333-51876 and 333-52011) on Form S-3 of Cytec Industries Inc. of our report dated June 28, 2002 relating to the Statement of Net Assets Available for Benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2001, the related Statement of Changes in Net Assets Available for Benefits for the year then ended, the Schedule of Assets Held for Investment Purposes and the Schedule of 5% Reportable Transactions, which report appears in the annual report on Form 11-K of the Cytec Employees' Savings and Profit Sharing Plan.

Grant Thornton LLP

GRANT THORNTON LLP

Edison, New Jersey
June 28, 2002

EXHIBIT 23.2

Independent Auditors' Consent

Board of Directors
Cytec Industries Inc.:

We consent to the incorporation by reference in registration statements (Nos. 33-80710, 33-83576, 33-85666, 333-11121, 333-62287 and 333-45577) on Form S-8 and (Nos. 333-3808, 333-51876 and 333-52011) on Form S-3 of Cytec Industries Inc. of our report dated June 21, 2001 with respect to the statement of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Cytec Employees' Savings and Profit Sharing Plan.

KPMG LLP

Short Hills, New Jersey
June 28, 2002